Exhibit 99.1

Organigram Announces Results of Annual and Special Meeting,

including Shareholder Approval of C$124.6 Million Investment from BAT

TORONTO, Ontario – (BUSINESS WIRE) – January 18, 2024 – Organigram Holdings Inc. (“Organigram” or the “Company”) (TSX: OGI) (NASDAQ: OGI) announced today the results of voting at its annual general and special meeting of shareholders (the “Shareholders”) held virtually on January 18, 2024 (the “Meeting”).

Election of Directors

Each of the nine nominees listed in the Company’s management information circular dated December 20, 2023 (the “Circular”) provided in connection with the Meeting were elected as directors of the Company. The Company received proxies and virtual votes at the Meeting as set out below:

Nominee	# Votes For	% of Votes For	# Votes Against	% of Votes Against

Peter Amirault	21,048,219	97.584%	521,043	2.416%

Beena Goldenberg	21,042,349	97.557%	526,912	2.443%

Dexter John	20,322,178	94.219%	1,246,910	5.781%

Geoffrey Machum	21,022,452	97.465%	546,809	2.535%

Sherry Porter	21,020,273	97.455%	548,990	2.545%

Stephen Smith	20,352,863	94.361%	1,216,227	5.639%

Marni Wieshofer	20,338,914	94.297%	1,230,174	5.703%

Simon Ashton	21,044,104	97.565%	525,158	2.435%

Karina Gehring	21,045,939	97.574%	523,322	2.426%

The biographies of the Company’s directors are set out in the Circular, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca. and on EDGAR at www.sec.gov.

Committee Composition

Following the Meeting, the Board has reviewed and approved the composition of its Committees. The Audit Committee now consists of Stephen Smith (Chair), Dexter John, Marni Wieshofer and Simon Ashton. The Compensation Committee now consists of Sherry Porter (Chair), Geoff Machum and Karina Gehring. The Investment Committee now consists of Dexter John (Chair), Stephen Smith, Marni Wieshofer and Simon Ashton. The Governance, Nominating and Sustainability Committee remains unchanged consisting of Geoff Machum (Chair), Sherry Porter and Dexter John.

Appointment of Auditor

Further, an ordinary resolution approving the appointment of KPMG LLP as the Company’s auditor until the next annual meeting of the shareholders of the Company or until its successor is duly appointed and authorizing the directors of the Company to fix its remuneration was approved by the affirmative vote of 96.999% of the votes represented at the Meeting.

Shareholder Approval of Investment and Articles of Amendment

At the Meeting, an ordinary resolution approving the previously announced C$124.6 million follow-on strategic equity investment by the Investor in the Company (the “Investment”), was approved by the affirmative vote of 96.169% of the votes represented at the Meeting (or 86.926% of the voted represented at the Meeting excluding the votes attached to the common shares held by the Investor in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions and the rules of the Toronto Stock Exchange (the “TSX”)).

Subject to the satisfaction or waiver of the other conditions to closing contained in the subscription agreement (the “Subscription Agreement”) with the Investor dated November 5, 2023, as amended on December 20, 2023, the closing of the first tranche of the Investment is expected to close on or around January 23, 2024.

In addition, a special resolution approving the amendment of the Company’s articles to create a new class of Class A preferred shares (the “Preferred Shares”) to be issued by the Company to the Investor in the Investment was approved by the affirmative vote of 92.139% of the votes represented at the Meeting.

Following receipt of the necessary Shareholder approval, the Company filed articles of amendment to create the new class of Class A Preferred Shares. A copy of the articles of amendment will be available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The Class A Preferred Shares will not be listed for trading on the TSX or on any other stock exchange.

Further details relating to the Investment can be found in the press release issued by the Company on November 6, 2023 and the Circular.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc. a licensed producer of cannabis, cannabis-derived products and cannabis infused edibles in Canada.

Organigram is focused on producing high-quality cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include changes to market conditions, consumer preferences and regulatory climate, and factors and risks as disclosed in the Circular, and the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. Such assumptions include, without limitation, that all conditions to the closing of the Investment will be satisfied, that the Investment will be completed on the terms set forth in the Subscription Agreement, and that all three tranches of the Investment will close. The forward-looking information included in this news release is provided as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For Investor Relations enquiries:

Max Schwartz, Director of Investor Relations

investors@organigram.ca

For Media enquiries:

Megan McCrae, Senior Vice President – Marketing and Communications megan.mccrae@organigram.ca